TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

BAKER & McKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

THE PRUDENTIAL TOWER
13-10, NAGATACHO 2-CHOME
CHIYODA-KU, TOKYO 100-0014, JAPAN
(C.P.O.BOX 1576, TOKYO 100-8694, JAPAN)
TEL:(81-3)5157-2700 FAX:(81-3)5157-2900

[redacted]

03007074

FILE No. 82-5023

February 18, 2003

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Sanix Incorporated
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Sanix Incorporated (the "Company") with respect to its international offering of shares, enclose herewith English translations of the documents which contents were announced by the Company:

1. December 3, 2002 — Notice of Personnel Change
2. December 10, 2002 — Sanix Acquired Treasury Stocks
3. December, 2002 — The 25th Business Year Interim Business Report

Yours truly,

Tadashi Ishii

Tadashi Ishii

Encls.
cc: Sanix Incorporated

dlw 3/4

FILE NO. 82-5023

(Translation)

December 3, 2002

Name of listed company:	SANIX INCORPORATED
Title and name of representative:	Shin-ichi Munemasa President and Representative Director
(Code No.: 4651)	
Listing exchange:	First section of the Tokyo Stock Exchange, First section of the Osaka Securities Exchange, and the Fukuoka Stock Exchange)

Notice of Personnel Change

Please take notice that, at the Board of Directors held on November 27, 2002, it was resolved on the personnel change as follows:

Description

Retiring Director (as of November 30, 2002):

Name	Current Title
Kazuhide Fukuda	Managing Director

- End -

[For more information, please contact]
Kozo Inoue, Managing Director
Sanix Incorporated
Tel: +81-92-436-8870 (key)

FILE NO. 82-5023

December 10, 2002

FOR IMMEDIATE RELEASE

For more information, please contact:
Kozo Inoue, Managing Director
SANIX INCORPORATED
k-inoue@sanix.co.jp

Sanix Acquired Treasury Stocks

(Acquisition of Treasury Stock Under Article 210 of the Commercial Code)

Sanix Incorporated (Ticker: 4651, TSE/OSE/FSE, President & CEO: Shin-ichi Munemasa) is pleased to announce that it purchased its own shares as follows.

Details of Treasury Stock Buyback
(1) Purchase period: November 15, 2002 – December 6, 2002
(2) Number of shares: 700,000 shares
(3) Total cost: 735,987,000 yen
(4) Method of repurchases: Purchase on the Tokyo Stock Exchange

Note: A program of buying back shares was approved at the 24th general meeting of shareholders on June 27, 2002 as follows;
(1) Type of shares: Common stock in Sanix Incorporated
(2) Number of shares: 1.2 million shares (Maximum)
(3) Total cost: 5 billion yen (Maximum)

As of December 10, 2002
Cumulative number of shares acquired: 1,200,000 shares
Cumulative cost of purchasing treasury stock: 1,598,083,900 yen

For more information, please contact
Kozo Inoue
Managing Director
Sanix Incorporated
k-inoue@sanix.co.jp
URL: www.sanix.co.jp

(Excerpt translation)

FILE NO. 82-5023

THE 25TH BUSINESS YEAR
INTERIM BUSINESS REPORT

(for the period from April 1, 2002 to September 30, 2002)

SANIX INCORPORATED

To our shareholders:

It is our pleasure to report to our shareholders an outline of our financial statements for the first half of the 25th business year ending March 31, 2003 (from April 1, 2002 to September 30, 2002).

Our corporate mission since our foundation has been "to make the unclean, clean and the impure, pure." Under this concept, we have provided environmental sanitation services to households and places of business, as well as maintenance services for facilities of office buildings, apartment buildings and other structures. As the third pillar of our business, we are promoting operations in industrial waste processing, focusing chiefly on waste recycling, detoxification and volume reduction.

During the first half of the business year under review, while private spending remained further sluggish, both net sales and income in the Home Sanitation Division decreased as the reorganization of its sales force, which started in the previous business year, required more time than expected. The Establishment Sanitation Division grew steadily as a whole as its business in the Kanto area proved favorable. In the Environmental Resources Development Division, net sales increased steadily as we ran fifteen plastic-recycling-and-energy-conservation plants nationwide. However, expenses for prior investment, such as cost to build new plants, continued to increase. Consequently, we are sorry to report a decrease in net sales and a net loss.

As to the outlook for the second half of the business year under review, the Japanese economy will experience more difficult conditions and private spending is not expected to have a good chance of recovery. Under these severe circumstances, our Group as a whole will promote thorough rationalization of management. In the Environmental Resources Development Division, our power generation system that recycles resources is expected to start operations in April 2003. We will put the operations, which cover the acceptance of waste plastic, processing of waste for fuels, power generation and sale of electricity, on a profitable track. In the Home Sanitation Division, its sales force has been well trained to become customer-focused. Hence, we will continue to strengthen our marketing capabilities to establish a medium- and long-range basis for sustainable growth. Furthermore, in the Kanto area where we started to deploy offices in April 2002, we will establish a profit-earning basis by increasing our sales force and promoting aggressive marketing activities.

We sincerely hope that our shareholders will continue in their unwavering support and encouragement.

December 2002

Shin-ichi Munemasa,
President and Representative Director

SANIX INCORPORATED

Overview of Business Activities:

Drastic reorganization of our sales force took a good amount of time and produced a harsh consequence.

During the first half of the business year under review, while corporate earnings improved, the Japanese economy suffered from the progress of deflation, where capital investment in the private sector and private spending remanded sluggish. Thus, the economy was placed in a difficult condition.

In the pest control and sanitation service industry, consumers have become savvier about the need to extend the lives of their houses, buildings and condominiums and more concerned about environmental protection and recycling. However, the business climate surrounding the industry in general did not improve as private spending continued to decline.

In this situation, our Group has exerted active efforts to emphasize the need for pest control and sanitation and engage in active marketing activities. Specifically, in the Home Sanitation Division, we have concentrated efforts on increasing customer satisfaction and further reorganizing its sales force to strengthen our new customer acquisition capabilities and existing customer management since the previous business year. As a result, on a consolidated basis, net sales for the interim period of the business year under review amounted to ¥28,640 million, a 0.8% decrease from the corresponding period of the previous business year. With regard to profit, expenses for prior investment, including the new business development of the Home Sanitation Division in the Kanto area and the commencement of operations of new plants in the Environmental Resources Development Division, increased. Consequently, ordinary income amounted to ¥233 million, a 92.8% decrease from the corresponding period of the previous business year. Net loss amounted to ¥161 million.

By division, net sales in the Home Sanitation Division amounted to ¥21,093 million, a 6.3% decrease from the corresponding period of the previous business year, as considerable time was required to reorganize its sales force to establish a customer creed and strengthen its marketing capabilities to acquire new customers. By product, sales of "under-floor and under-roof ventilation systems" and "termite prevention and extermination services" increased while sales of "house reinforcement systems" decreased substantially. In the Establishment Sanitation Division, we exploited demand for "water-activator installment" services and maintenance services chiefly for water systems, such as water-supply facilities. Especially, sales in the Kanto area increased substantially. Consequently, net sales in this division amounted to ¥4,148 million, a 9.0% increase from the corresponding period of the previous business year. In the Environmental Resources Development Division, income from organic waste water processing increased substantially as we leveraged our marketing activities not only in the Kyushu area but also in the Kansai and Kanto areas. Income from waste plastic recycling increased steadily as we placed four new plants in operation and the rate of operation of each plant rose. As a result, net sales in this division amounted to ¥3,399 million, a 33.5% increase from the corresponding period of the previous business year.

We will build up a stronger base to materialize a sustainable growth and secure profit for the whole period of the business year under review.

In the Japanese economy, private spending shows no sign of recovery under the severe employment and income environment. Globally, recessions in the United States and Europe are anticipated. Thus, in the second half of the business year under review, the business conditions surrounding our Group are expected to remain severe.

Under these circumstances, our Group will further promote reforms of business of the Home Sanitation Division to establish a stronger marketing basis. Additionally, in the Kanto area where we started to deploy offices in April 2002 to market our services, we will deploy marketing staffs on a large scale to build up a base to contribute to earnings from the next business year. In the Environmental Resources Development Division, to start commercial operations of the Tomakomai Power Plant, which is making a trial run, without delay in April 2003, we will establish a business model.

As to an earnings forecast, net sales in the Establishment Sanitation Division and the Environmental Resources Development Division are expected to increase steadily. However, in the Home Sanitation Division, it will still require time to reorganize its sales force and net sales in this division, as well as overall net sales, are expected to decrease. As to profit, to offset the effect of decreased net sales on profit, our Group will join together to thoroughly reduce costs to secure profit.

Thus, for the whole period of the business year under review, we estimate that net sales, ordinary income and net income will amount to ¥58,440 million (a 1.4 % decrease from the previous business year), ¥2,530 million (a 67.4% decrease) and ¥1,050 million (a 73,8% decrease), respectively.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Interim Balance Sheet

(thousand yen)

	Six-month period ended September 30, 2002 (as of September 30, 2002)	Six-month period ended September 30, 2001 (as of September 30, 2001)	Year ended March 31, 2002 (as of March 31, 2002)
ASSETS			
Current assets:	**10,473,670**	**11,926,095**	**12,893,860**
Cash and banks deposits	4,679,901	7,025,428	4,466,553
Notes and accounts receivable	3,445,431	2,854,885	5,628,070
Inventories	1,355,855	1,183,150	1,217,292
Deferred income taxes	575,133	307,293	568,247
Other current assets	455,896	613,622	1,050,816
Allowance for doubtful accounts	(38,547)	(58,286)	(37,119)
Fixed assets:	**49,788,609**	**42,825,869**	**47,513,755**
Tangible fixed assets:	**44,488,074**	**37,745,080**	**41,841,784**
Buildings and structures	9,683,472	8,796,960	9,613,937
Machinery, equipment and vehicles	9,102,015	7,999,056	8,662,470
Land	18,103,589	15,846,617	16,404,742
Construction in progress	7,336,564	4,847,727	6,871,192
Other tangible fixed assets	262,432	254,718	289,440
Intangible fixed assets:	**80,854**	**81,348**	**80,827**
Investments and other assets:	**5,219,680**	**4,999,440**	**5,591,143**
Investment securities	1,411,322	1,331,197	1,708,518
Deposits and guaranty	2,056,748	1,598,569	1,873,721
Deferred tax assets	1,299,670	891,305	981,889
Other	522,599	1,248,078	1,096,723
Allowance for bad loans	(70,660)	(69,710)	(69,710)
TOTAL ASSETS	**60,262,279**	**54,751,964**	**60,407,616**

(thousand yen)

	Six-month period ended September 30, 2002 (as of September 30, 2002)	Six-month period ended September 30, 2001 (as of September 30, 2001)	Year ended March 31, 2002 (as of March 31, 2002)
LIABILITIES			
Current liabilities:	**14,088,126**	**8,553,769**	**12,511,986**
Notes and accounts payable	1,100,577	1,238,323	1,328,100
Short-term loans	7,080,000	-	3,100,000
Long-term loans payable in one year	348,320	921,288	348,320
Accrued expenses	1,760,368	1,785,193	1,868,639
Accrued income taxes	613,619	1,665,215	1,994,416
Consumption tax payable	328,318	410,008	518,529
Accrued bonuses	538,474	528,278	558,722
Other current liabilities	2,318,448	2,005,461	2,795,258
Non-Current term liabilities:	**2,937,199**	**3,264,466**	**3,089,821**
Long-term debt	572,850	921,170	747,010
Deferred income taxes	2,120	3,745	2,796
Retirement benefit	1,620,871	1,510,598	1,510,658
Other non-current liabilities	741,356	828,952	829,356
TOTAL LIABILITIES	**17,025,326**	**11,818,236**	**15,601,807**
MINORITY INTERESTS			
Minority interests	-	-	-
SHAREHOLDERS' EQUITY			
Capital stock:	**12,533,820**	**12,533,820**	**12,533,820**
Additional paid-in capital	**15,853,954**	**15,853,954**	**15,853,954**
Retained earnings	**15,765,713**	**14,473,147**	**16,400,108**
Net unrealized holding gain/loss on securities	**(46,740)**	**74,275**	**24,005**
Less treasury stock at cost	**(869,794)**	**(1,469)**	**(6,079)**
TOTAL SHAREHOLDERS' EQUITY	**43,236,953**	**42,933,727**	**44,805,808**
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	**60,262,279**	**54,751,964**	**60,407,616**

Consolidated Interim Statement of Income

(thousand yen)

	Six-month period ended September 30, 2002 (from April 1, 2002 to September 30, 2002)	Six-month period ended September 30, 2001 (from April 1, 2001 to September 30, 2001)	Year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)
Net sales	**28,640,996**	**28,875,500**	**59,260,664**
Cost of sales	**11,554,403**	**10,576,943**	**22,871,076**
Gross profit	**17,086,592**	**18,298,557**	**36,389,587**
Selling, general and administrative expenses	16,946,122	15,118,844	28,775,010
Operating income	**140,470**	**3,179,712**	**7,614,577**
Non-operating income:	**197,613**	**164,507**	**355,363**
Interest income	16,748	5,707	10,640
Dividends income	10,655	4,791	9,478
Insurance commission received	7,577	7,625	15,731
Rent revenue	131,230	122,257	253,508
Other non-operating income	31,401	24,125	66,004
Non-operating expenses:	**104,599**	**101,498**	**198,908**
Interest expenses	32,536	32,339	60,913
Stock issue expenses	-	846	861
Rental expenses	66,570	67,338	135,518
Other non-operating expenses	5,492	974	1,614
Recurring profit	**233,483**	**3,242,721**	**7,771,032**
Extraordinary income:	**38,775**	**137,091**	**376,100**
Gain on sale of property, plant and equipment	27,378	146	146
Insurance money received	-	136,944	375,778
Transfer from reserve for possible loan losses	-	-	176
Investment securities received	11,396	-	-
Extraordinary losses:	**249,862**	**277,090**	**838,513**
Loss on sale of property, plant and equipment	34,906	-	65,530
Loss on retirement of property, plant and equipment	3,959	1,477	88,743
Loss on cancellation of lease contract	7,917	5,021	97,360
Casualty loss	-	136,944	375,778
Loss on valuation of investment securities	187,328	131,770	168,514
Director's retirement bonus	14,800	1,875	1,875
Loss on nonrecurring depreciation	-	-	40,711
Net provision for allowance for doubtful accounts	950	-	-
Income before, income taxes	**22,396**	**3,102,722**	**7,308,619**
Corporate income, local and enterprise taxes	**607,709**	**1,658,039**	**3,843,857**
Adjustment on corporate tax, etc.	**(424,114)**	**(224,568)**	**(540,655)**
Net income/loss	**(161,198)**	**1,669,252**	**4,005,417**

Consolidated interim statement of surplus

(thousand yen)

	Six-month period ended September 30, 2002 (from April 1, 2002 to September 30, 2002)	Six-month period ended September 30, 2001 (from April 1, 2001 to September 30, 2001)	Year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)
Additional paid-in capital			
Additional paid-in capital at the beginning of the fiscal term	15,853,954	15,853,954	15,853,954
Additional paid-in capital at the end of the fiscal term	15,853,954	15,853,954	15,853,954
Retained earnings			
Retained earnings at the beginning of the fiscal term	16,400,108	13,277,093	13,277,093
Net income/loss in the first-half	(161,198)	1,669,252	4,005,417
Increase in retained earnings	(161,198)	1,669,252	4,005,417
Decrease in retained earnings	473,194	473,197	882,403
Dividend	409,194	409,197	818,403
Officers' bonus	64,000	64,000	64,000
Retained earnings at the end of the fiscal term	15,765,713	14,473,147	16,400,108

Consolidated interim statement of cash flows

(thousand yen)

	Six-month period ended September 30, 2002 (from April 1, 2002 to September 30, 2002)	Six-month period ended September 30, 2001 (from April 1, 2001 to September 30, 2001)	Year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)
Cash flows from operating activities	1,234,030	2,897,842	4,078,717
Income before income taxes	22,396	3,102,722	7,308,619
Depreciation and amortization	1,210,845	1,190,041	2,506,998
Increase in allowance for retirement benefits	110,213	60,926	60,986
Increase in allowance for doubtful accounts	2,377	15,101	(6,065)
Interest and dividend income	(27,403)	(10,499)	(20,118)
Interest expense	32,536	32,339	60,913
Investment securities received	(11,396)	-	-
Loss on valuation of short-term investments in securities	187,328	131,770	168,514
Gain on sale of property, plant and equipment	(27,378)	-	-
Loss on sale of property, plant and equipment	34,906	-	65,530
Loss on disposal of property, plant and equipment	3,959	138,634	73,753
Casualty loss	-	-	109,718
Increase/decrease in notes and accounts receivable-trade	2,182,638	925,200	(1,847,984)
Increase/decrease in inventories	(138,562)	(77,866)	(112,007)
Increase/decrease in other current assets	599,754	(277,858)	(657,197)
Increase/decrease in notes and accounts payable-trade	(217,548)	(89,580)	57,311
Increase/decrease in consumption taxes payable	(190,210)	(147,307)	(38,786)
Increase/decrease in other current liabilities	(364,627)	363,460	948,127
Payment of bonuses to directors and auditors	(64,000)	(64,000)	(64,000)
Other	(269,457)	(107,479)	(361,263)
sub-total	3,076,371	5,185,604	8,253,049

	Six-month period ended September 30, 2002 (from April 1, 2002 to September 30, 2002)	Six-month period ended September 30, 2001 (from April 1, 2001 to September 30, 2001)	Year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)
Interest and dividend income received	27,401	10,499	11,337
Interest expense paid	(31,236)	(31,743)	(62,535)
Income taxes paid	(1,838,505)	(2,266,518)	(4,123,135)
Cash flows from investing activities	(3,540,092)	(5,218,305)	(10,877,538)
Increase in time deposit	12,000	-	(69,000)
Proceeds from sales of securities	56	-	2
Payment for purchases of securities	(765)	(579)	(501,318)
Proceeds from sale of property, plant and equipment	103,180	-	-
Payment for purchases of property, plant and equipment	(4,148,150)	(4,691,518)	(9,837,124)
Other	493,587	(526,207)	(470,098)
Cash flows from financing activities	2,531,409	(841,092)	1,097,390
Increase in short-term borrowings	3,980,000	-	3,100,000
Repayment of long-term loans	(174,160)	(437,258)	(1,184,386)
Proceeds from exercise of warrants	-	5,968	5,968
Purchase of treasury stock	(863,714)	-	(5,759)
Dividends paid	(407,519)	(408,654)	(818,433)
Other	(3,196)	(1,149)	-
Effect of exchange rate changes on cash and cash equivalents	-	-	-
Net increase (decrease) in cash and cash equivalents	**225,347**	**(3,161,555)**	**(5,701,430)**
Cash and cash equivalents at beginning of the fiscal term	**4,382,553**	**10,083,984**	**10,083,984**
Cash and cash equivalents at end of the interim period (year)	**4,607,901**	**6,922,428**	**4,382,553**

NON-CONSOLIDATED FINANCIAL STATEMENTS

Non-consolidated interim balance sheet

(thousand yen)

	Six-month period ended September 30, 2002 (as of September 30, 2002)	Six-month period ended September 30, 2001 (as of September 30, 2001)	Year ended March 31, 2002 (as of March 31, 2002)
ASSETS			
Current assets:	9,819,148	11,450,192	12,263,560
Cash on hand and in banks	4,260,547	6,732,017	3,992,739
Trade notes receivable	89,358	69,235	126,696
Trade accounts receivable	3,355,413	2,768,597	5,492,170
Inventories	1,168,414	1,038,401	1,041,622
Deferred tax assets	551,484	301,584	550,142
Other accounts receivable	432,429	598,355	1,097,299
Allowance for doubtful accounts	(38,500)	(58,000)	(37,110)
Fixed assets:	48,622,115	42,757,244	47,777,627
Tangible fixed assets:	42,947,461	37,627,984	41,730,376
Buildings	7,518,454	6,830,240	7,468,101
Machinery and equipment	9,026,879	7,901,634	8,576,109
Land	16,660,743	15,846,617	16,404,742
Construction in progress	7,336,564	4,847,332	6,871,192
Other tangible fixed assets	2,404,819	2,202,158	2,410,231
Intangible fixed assets:	79,145	79,488	78,927
Investments and other assets:	5,595,508	5,049,772	5,968,323
Investment securities	1,410,877	1,330,501	1,707,925
Deposits and guaranty	2,018,825	1,583,230	1,835,971
Deferred tax assets	1,299,670	891,305	981,889
Other	936,795	1,314,444	1,512,247
Allowance for doubtful accounts	(70,660)	(69,710)	(68,710)
TOTAL ASSETS	58,441,263	54,207,436	60,041,188

	Six-month period ended September 30, 2002 (as of September 30, 2002)	Six-month period ended September 30, 2001 (as of September 30, 2001)	Year ended March 31, 2002 (as of March 31, 2002)
LIABILITIES			
Current liabilities:	12,519,270	8,387,480	12,435,786
Trade notes payable	509,315	523,769	543,795
Trade accounts payable	584,726	617,743	901,826
Short-term loans	5,500,000	-	3,000,000
Long-term loans payable within one year	291,920	864,888	291,920
Other accounts payable	2,167,141	1,513,788	2,327,370
Accrued expenses	1,735,895	1,778,097	1,860,315
Accrued consumption taxes, etc.	321,133	408,302	518,529
Accrued corporate taxes, etc.	559,398	1,634,880	1,972,868
Accrued bonuses	529,850	525,000	551,000
Other current liabilities	319,889	521,010	468,161
Long-term liabilities:	2,833,483	3,103,850	2,957,722
Long-term loans payable	475,850	767,770	621,810
Reserve for employee retirement benefits	1,616,277	1,507,128	1,506,555
Other non-current liabilities	741,356	828,952	829,356
TOTAL LIABILITIES	15,352,754	11,491,331	15,393,509
SHAREHOLDERS' EQUITY			
Capital:	12,533,820	12,533,820	12,533,820
Additional paid in capital:	15,853,954	15,853,954	15,853,954
Retained earnings:	15,617,221	14,255,624	16,242,018
Earned surplus	395,279	395,279	395,279
Unappropriated reserve	13,128,464	11,079,361	11,079,361
Unappropriated retained earnings for the business year	2,093,477	2,780,984	4,767,377
Revaluation difference of other marketable securities	(46,692)	74,175	23,966
Treasury stock	(869,794)	(1,469)	(6,079)
TOTAL SHAREHOLDERS' EQUITY	43,088,509	42,716,105	44,647,679
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	58,441,263	54,207,436	60,041,188

Non-consolidated interim statement of income

(thousand yen)

	Six-month period ended September 30, 2002 (from April 1, 2002 to September 30, 2002)	Six-month period ended September 30, 2001 (from April 1, 2001 to September 30, 2001)	Year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)
Net sales	28,638,970	28,839,953	59,180,638
Cost of sales	11,781,850	10,678,602	23,061,048
Gross profit	16,857,120	18,161,350	36,119,589
Selling, general and administrative expenses	16,786,640	15,061,542	28,540,957
Operating income	70,479	3,099,808	7,578,632
Non-operating income	227,316	183,001	381,643
Interest received	4,746	5,365	10,204
Dividend received	30,648	12,784	17,471
Interest on securities	11,954	244	246
Insurance commission received	7,577	7,625	15,731
House rent	141,882	133,006	274,813
Others	30,506	23,973	63,176
Non-operating expenses	103,265	98,587	193,650
Interest paid	27,107	29,655	55,655
New share issue expenses	-	846	861
Rent expense	70,666	67,338	135,518
Others	5,492	748	1,614
Ordinary income	194,530	3,184,221	7,766,626
Extraordinary income	38,775	137,091	375,924
Insurance proceeds	-	136,944	375,778
Gain on sale of fixed assets	27,378	146	146
Investment securities received	11,396	-	-
Extraordinary losses:	249,862	276,866	838,289
Loss on retirement of fixed assets	3,959	1,253	88,519
Loss on sale of fixed assets	34,906	-	65,530
Loss on termination of lease agreement	7,917	5,021	97,360
Loss on valuation of investment securities	187,328	131,770	168,514
Disaster loss	-	136,944	375,778
Retirement gratuities for officers	14,800	1,875	1,875

	Six-month period ended September 30, 2002 (from April 1, 2002 to September 30, 2002)	Six-month period ended September 30, 2001 (from April 1, 2001 to September 30, 2001)	Year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)
Loss on nonrecurring depreciation	-	-	40,711
Net provision for allowance for doubtful accounts	950	-	-
Income before tax for the year	(16,557)	3,044,446	7,304,261
Corporate, inhabitant and enterprise taxes	554,000	1,628,000	3,795,000
Interperiod tax allocation	(417,956)	(222,586)	(525,369)
Net income for the period (year)	(152,600)	1,639,032	4,034,631
Unappropriated retained earnings brought forward from the previous year	2,246,077	1,141,950	1,141,950
Interim dividends	-	-	409,205
Unappropriated retained earnings for the period (year)	2,093,477	2,780,983	4,767,376

OUTLINE OF THE COMPANY (as of September 30, 2002)

Trade name:	SANIX INCORPORATED
Head office:	1-23, Hakata-eki-higashi 2-chome, Hakata-ku, Fukuoka-shi
Incorporation:	September 1978
Capital:	¥12,533,820,000
Number of employees:	4,100

Major businesses:

The Company's principal objective is to provide pest control and sanitation services. The Company operates its business through three principal divisions: Home Sanitation Business Division which mainly provides pest control and sanitation installation services for the home; Establishment Sanitation Business Division which mainly provides pest control and sanitation installation services for companies and other institutions; and Environmental Resources Development Business Division which mainly engages in disposal of industrial wastes.

Directors and Statutory Auditors:

(Translation omitted)

Organization chart:

(Translation omitted)

INFORMATION ON SHARES OF THE COMPANY (as of September 30, 2002)

Stock price and turnover chart:

(Omitted)

Shareholders by category:

(Thousand shares)

Financial institutions	8,165	20.32%
Securities companies	810	2.02%
Other corporations	11,779	29.31%
Foreign corporations, etc.	2,063	5.13%
Individuals, etc.	17,367	43.22%
Total	40,176	

Shareholdings by volume:

(One unit: one thousand shares)

One unit or more	2,266	5.64%
Five units or more	1,159	2.88%
10 units or more	2,785	6.93%
50 units or more	634	1.58%
100 units or more	2,322	5.78%
500 units or more	1,663	4.14%
1,000 units or more	29,354	73.05%

Principal shareholders:

Name	Number of shares held	Ratio of the shares to the total number of issued shares
	(thousand shares)	(%)
Bion Co., Ltd.	8,653	21.15
Shin-ichi Munemasa	6,225	15.21
Sanix Employee Stockholders Association	1,725	4.22
Hiroshi Munemasa	1,693	4.14
The Master Trust Bank of Japan, Ltd.	1,464	3.58
Japan Trustee Services Bank, Ltd.	1,398	3.42

(Trust account)		
Munemasa Shuzo Co., Ltd.	1,350	3.30
UFJ Trust Bank Limited	842	2.06
Trust & Custody Services Bank Ltd.	548	1.34
The Nishi-Nippon Bank, Ltd.	536	1.31
Total	24,438	59.72

MEMORANDUM FOR SHAREHOLDERS:

Date of closing of accounts:	March 31 of each year
Ordinary General Meeting of Shareholders:	Annually in late June
Record date:	March 31 of each year September 30 of each year for the payment of interim dividends, if any.
Number of shares constituting one unit:	100 shares

Transfer agent:
UFJ Trust Bank Limited
4-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005

Its place of business:
(Mailing address and telephone number for inquiry)
UFJ Trust Bank Limited
Securities Agency Department
10-11, Higashisuna 7-chome, Koto-ku, Tokyo 137-8081
Tel. 03-5683-5111 (key)

Its transmitting offices:
Branch offices throughout Japan of UFJ Trust Bank Limited

Newspaper in which the Company's public notices are to be given:
The Nihon Keizai Shimbun

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